MEDSTRONG INTERNATIONAL CORPORATION
                         500 Silver Spur Road, Suite 303
                          Rancho Palos Verdes, CA 90274




                                                       March 28, 2001


Securities and Exchange Commission:

         On behalf of MedStrong International Corporation, this letter is to amend the registration statement that was filed with the Securities and Exchange Commission on March 22, 2001, registration number 333-57468 to contain the following paragraph on the registration statement's cover page:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."




                                                       Sincerely,


                                                       /s/Jerry R. Farrar
                                                       Jerry R. Farrar
                                                       MedStrong International
                                                       Corporation, CEO